

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

<u>Via E-mail</u>
Rori M. Ridley, Esq.
General Counsel
Clean Diesel Technologies, Inc.
4567 Telephone Road, Suite 100
Ventura, CA 93003

> **Re: Clean Diesel Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2012**
> **File No. 333-183204**

Dear Ms. Ridley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that the offering is being made in reliance upon General Instruction I.B.3 of Form S-3 which covers, among other things, security offerings of "outstanding" securities for the account of any person other than the issuer. Supplementally, please explain to us why it is appropriate to register the resale of common stock underlying the restricted stock units at this time, provided that prior to vesting, Mr. Breese "will have no right to payment of [the RSUs]," and that prior to payment, the RSUs "will represent an unsecured obligation" of the company (refer to Section 4 of Exhibit 10.37 to your latest annual report). In your analysis, please consider the Commission's guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

Undertakings, page II-2

2.   Please revise your disclosure to remove as inapplicable the undertakings relating (i) to offerings made in reliance upon Rule 430B, and (ii) to the initial distribution of securities. Please include the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index

3.   Please tell us what consideration you gave to filing Mr. Breese' New Employee Inducement Award agreement as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Steven D. Pidgeon, DLA Piper LLP (*via e-mail*)